File No. 83-1
Regulation IA
Rule 3

Suppl


13000677

SEC
Mail Processing
Section
FEB 19 2013
Washington DC
405

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 415, Tranche No. 04

BRL25,000,000 5.25 percent Notes due July 19, 2016, as from February 19, 2013 to be consolidated and form a single series with each of the Bank's BRL160,000,000 5.25 percent Notes due July 19, 2016 issued on July 19, 2012 (Series No. 415, Tranche No. 01), the Bank's BRL25,000,000 5.25 percent Notes due July 19, 2016 issued on September 10, 2012 (Series No. 415, Tranche No. 02), and Bank's BRL25,000,000 5.25 percent Notes due July 19, 2016 issued on November 30, 2012 (Series No. 415, Tranche No. 03)

Filed pursuant to Rule 3 of Regulation IA

Dated: February 14, 2013

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the BRL25,000,000 5.25 percent Notes due July 19, 2016, Series No. 415, Tranche No. 04 (the "Notes"), as from February 19, 2013 to be consolidated and form a single series with each of the Bank's BRL160,000,000 5.25 percent Notes due July 19, 2016 issued on July 19, 2012 (Series No. 415, Tranche No. 01), the Bank's BRL25,000,000 5.25 percent Notes due July 19, 2016 issued on September 10, 2012 (Series No. 415, Tranche No. 02), and the Bank's BRL25,000,000 5.25 percent Notes due July 19, 2016 issued on November 30, 2012 (Series No. 415, Tranche No. 03), under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 14, 2013 (the "Terms Agreement") and the Pricing Supplement dated as of February 14, 2013 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	98.6015%	1.3750%	97.2265%
Total:	BRL24,650,375 (USD12,509,705.66)	BRL343,750 (USD174,448.11)	BRL24,306,625 (USD12,335,257.55)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from July 19, 2012, which is expected to be BRL773,116.44 as of February 19, 2013.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 16, 2012
(B) Pricing Supplement
(C) Terms Agreement



Exhibit A

March 16, 2012

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-21/12, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 415
Tranche No. 4

BRL 25,000,000 5.250 percent Notes due July 19, 2016 (the "Notes") as from February 19, 2013 to be consolidated and form a single series with the BRL 160,000,000 5.250 percent Notes due July 19, 2016, issued on July 19, 2012 (the "Series 415 Tranche 1 Notes") and the BRL 25,000,000 5.250 percent Notes due July 19, 2016, issued on September 10, 2012 (the "Series 415 Tranche 2 Notes") and the BRL 25,000,000 5.250 percent Notes due July 19, 2016, issued on November 30, 2012 (the "Series 415 Tranche 3 Notes")

payable in United States Dollars

Issue Price: 98.6015 percent plus 215 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is as of February 14, 2013

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council) which are incorporated by reference into the Inter-American Development Bank's (the "Bank") United Kingdom Listing Authority Listing Particulars dated August 7, 2012 (the "Listing Particulars"), and the Listing Particulars dated August 10, 2011, which are incorporated by reference into the Listing Particulars. This Pricing Supplement must be read in conjunction with the Prospectus and the Listing Particulars. This document is issued to give details of an issue by the Bank under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement, the Listing Particulars and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	415
	Tranche No.:	4
2.	Aggregate Principal Amount:	BRL 25,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 415 Tranche 1 Notes, the Series 415 Tranche 2 Notes and the Series 415 Tranche 3 Notes
3.	Issue Price:	BRL 25,423,491.44, which is 98.6015 percent of the Aggregate Principal Amount, plus the amount of BRL 773,116.44 representing 215 days of accrued interest, inclusive. The Issue Price will be payable in USD in the amount of USD 12,902,050.97 at the agreed rate of 1.9705 BRL per one USD.
4.	Issue Date:	February 19, 2013
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(c) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	BRL 5,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Federative Republic of Brazil ("Brazilian Real" or "BRL"); provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD")
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	July 19, 2016
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	July 19, 2012
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	5.250 percent per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each July 19, commencing on July 19, 2013 and ending on, and including, the Maturity Date. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

(d) Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.
(e) Fixed Rate Day Count Fraction(s):	Actual/Actual (ICMA)
(f) Calculation of Interest Amount:	As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will determine the BRLUSD Fixing Rate (as defined below) and calculate the amount of interest payable (the "Interest Amount") with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant FX Fixing Date (as defined below) as follows:

5.250% *times* minimum Authorized Denomination
times
the Fixed Rate Day Count Fraction
divided by
the BRLUSD Fixing Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "BRLUSD Fixing Rate" means the BRL/USD asked rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined below) reported by the Banco Central do Brasil on the SISBACEN Data System under transaction code PTAX-800 ("*Consulta de Cambio*" or "Exchange Rate Inquiry"), Option 5 ("*Cotacões para Contabilidade*" or "Rates for Accounting Purposes") (the "PTAX Rate") (or such other page or service as may replace any such page for the purposes of displaying the BRL/USD reference rate published by Banco Central do Brasil), by approximately 6:00 p.m.,

São Paulo local time, on each FX Fixing Date (as defined below) (while the PTAX Rate is also reported by Bloomberg on the "BZFXPTAX Index" screen, if any inconsistencies arise between what is reported on Bloomberg and what is reported on the SISBACEN Data System, the number reported on the SISBACEN Data System will be utilized); *provided, however*, that if the BRL12 (as defined below) is available on such FX Fixing Date and the PTAX Rate shall differ by 3% or more from the BRL12, then the BRLUSD Fixing Rate will be the BRL12, or if there are insufficient responses to BRL12, then both the PTAX Rate and BRL12 shall be deemed unavailable; and *provided further*, that if the PTAX Rate is not then available, then the BRLUSD Fixing Rate will be BRL12.

"BRL12" means the foreign exchange rate as specified in the ISDA 1998 FX and Currency Options Definitions updated as of January 12, 2007, which is the BRL/USD specified rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days as calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at around 3:45 p.m. São Paulo time or as soon as practicable thereafter on the FX Fixing Date.

"EMTA BRL Industry Survey Methodology" means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purposes of determining BRL12.

"FX Fixing Date" is a date that is five Relevant Business Days prior to any Fixed Rate Interest Payment Date and/or the Maturity Date, *provided, however*, that if such date is an Unscheduled Holiday (as defined below), the FX Fixing Date shall be the next preceding Relevant Business Day, and provided further, that if there is an Unscheduled Holiday between such FX

Fixing Date and such date of payment, there shall be no adjustment to such FX Fixing Date on account thereof.

"Brazil and New York Business Day" means a day that is both (i) a day (other than a Saturday or a Sunday) defined by Banco Central do Brasil on which the Brazilian Federal Bank is open for business and (ii) a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in New York.

"Unscheduled Holiday" means a day that is not a Relevant Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial centers of the Specified Currency two Relevant Business Days prior to the relevant FX Fixing Date.

"Fallback Provision":

In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant FX Fixing Date, the BRLUSD Fixing Rate will be determined by the Calculation Agent on such FX Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the BRLUSD Fixing Rate is to be so determined.

In each case, the BRLUSD Fixing Rate utilized shall be rounded to the nearest four decimal places, with USD 0.00005 being rounded upwards.

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

(h) Notification:	If the Interest Amount payable on any Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the PTAX Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices*).
14. Relevant Financial Center:	London, New York, and Brazil
15. Relevant Business Day:	London, New York, and Brazil
16. Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount calculated by the Calculation Agent on the FX Fixing Date with respect to the Maturity Date as follows: minimum Authorized Denomination *divided by* the BRLUSD Fixing Rate (and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).
17. Issuer's Optional Redemption (Condition 6(e)):	No
18. Redemption at the Option of the Noteholders (Condition 6(f)):	No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):

In the event the Notes become due and payable as provided in Condition 9 (*Default*), the Early Redemption Amount with respect to each minimum Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided* that for purposes of such determination, the "FX Fixing Date" shall be the date that is five (5) Brazil and New York Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (*Default*).

20. Governing Law: New York

21. Selling Restrictions:

(a) United States:

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:

The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) Federative Republic of Brazil:

The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	1.375% of the Aggregate Principal Amount (comprised of a 1.1875% selling concession and a 0.1875% management and underwriting fee)
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	080371861
	(b) ISIN:	XS0803718617
7.	Identity of Dealer:	The Toronto-Dominion Bank

8. Identity of Calculation Agent: The Toronto-Dominion Bank, Toronto

In relation to each FX Fixing Date, as soon as is reasonably practicable after the determination of the relevant BRLUSD Fixing Rate in relation thereto, on the date on which the relevant BRLUSD Fixing Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the BRLUSD Fixing Rate and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provision for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date: No

(b) DTC Global Note(s): No

(c) Other Registered Global Notes: Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Matters

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net

gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________________

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department

Execution Version

Exhibit C

TERMS AGREEMENT NO. 415 TRANCHE 4 UNDER
THE PROGRAM

February 14, 2013

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 25,000,000 5.250 percent Notes due July 19, 2016 (the "Notes", as from February 19, 2013 to be consolidated and form a single series with the BRL 160,000,000 5.250 percent Notes due July 19, 2016, issued on July 19, 2012 (Tranche 1) and the BRL 25,000,000 5.250 percent Notes due July 19, 2016, issued on September 10, 2012 (Tranche 2) and the BRL 25,000,000 5.250 percent Notes due July 19, 2016, issued on November 30, 2012 (Tranche 3)) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on February 19, 2013 (the "Settlement Date"), at an aggregate purchase price of BRL 25,423,491.44 (USD 12,902,050.97 at the agreed rate of 1.9705 BRL per one USD), adjusted as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions except for the document referred to in

subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 98.6015 percent of the principal amount (BRL 24,650,375) plus 215 days of accrued interest (BRL 773,116.44) less a combined management and underwriting commission and selling concession of 1.375 percent of the aggregate principal amount (BRL 343,750). For the avoidance of doubt, the Dealer's purchase price after the above adjustment is BRL 25,079,741.44 (USD 12,727,602.86 at the agreed rate of 1.9705 BRL per one USD), and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

    - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3523

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any

offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK

By: ______________________
Name:
Title: Alf Costanzo
Managing Director, Origination & Syndication
The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department